Exhibit 99.2
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company

World Color Press Inc. (the “Issuer”) Suite 1100 999 de Maisonneuve Blvd. West. Montréal, Quebec H3A 3L4

2.	Date of Material Change

February 19, 2010.

3.	News Release

A news release disclosing the material change was issued by the Issuer on February 19, 2010, a copy of which is attached hereto as Appendix “A”.

4.	Summary of Material Change

On February 19, 2010, the Issuer announced that it had adopted a shareholder rights plan (the “Rights Plan”), effective on February 19, 2010, the whole as set forth below in Item 5.

5.	Full Description of Material Change

On February 19, 2010, the Issuer announced that it had adopted the Rights Plan, effective on February 19, 2010. The Rights Plan replaces the Issuer’s previous rights plan, dated August 20, 2009, which terminated in accordance with its terms on February 20, 2010. The Rights Plan is designed to encourage the fair treatment of shareholders in any takeover offer for the Issuer and to prevent a bidder from acquiring control of the Issuer in a manner detrimental to shareholders. The Rights Plan will provide the board of directors of the Issuer and its shareholders more time to consider fully any unsolicited take-over bid for the Issuer and allow more time for the board of directors to pursue other alternatives to maximize shareholder value, if appropriate. The Rights Plan will also prevent an attempt to acquire control of the Issuer other than by means of an offer made to all shareholders.

One right has been issued with respect to each of the common shares (the “Common Shares”) and the class A preferred shares (the “Preferred Shares”, and together with the Common Shares, the “Voting Shares”) of the Issuer issued and outstanding as of February 19, 2010. These rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 15% or more of the outstanding Common Shares or of the outstanding Voting Shares without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of the Issuer’s board of directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase Common Shares at a 50 percent discount to the market price at the time.

Under the Rights Plan, a Permitted Bid is a bid made to all holders of the Voting Shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50 percent of the outstanding Voting Shares (other than those owned by the offeror and certain related parties) have been tendered, then the offeror may take up and pay for the Voting Shares provided that it extends the bid for a further 10 days to allow other shareholders to tender.

The Rights Plan is subject to confirmation by the shareholders of the Issuer at a meeting to be held within six months. A copy of the Rights Plan will be filed on SEDAR and EDGAR.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Statement of Senior Officer

Further information regarding the matters described in this report may be obtained from Marie Chlumecky, Corporate Secretary, who is knowledgeable about the details of the material change and may be contacted at (514) 380-1957.

9.	Date of Report

February 23, 2010

Appendix A
News Release

February 19, 2010

For immediate release	Page 1 of 3
WORLD COLOR PRESS INC. ADOPTS SHAREHOLDER RIGHTS PLAN
Montreal, Quebec, February 19, 2010 — World Color Press Inc. (“Worldcolor” or the “Company”) (TSX: WC, WC.U) today announced that the Company has enacted a new shareholder rights plan (the “Rights Plan”) effective immediately. The Rights Plan replaces the Company’s previous rights plan, dated August 20, 2009, which will terminate in accordance with its terms on February 20, 2010.
The Rights Plan is designed to encourage the fair treatment of shareholders in any takeover offer for the Corporation and to prevent a bidder from acquiring control of Worldcolor in a manner detrimental to shareholders. The Rights Plan will provide the board of directors of Worldcolor and its shareholders more time to consider fully any unsolicited take-over bid for the Company and allow more time for the board of directors to pursue other alternatives to maximize shareholder value, if appropriate. The Rights Plan will also prevent an attempt to acquire control of Worldcolor other than by means of an offer made to all shareholders.
The proposed acquisition of the Company by Quad/Graphics Inc. announced on January 26, 2010 constitutes an Exempt Transaction under the Rights Plan and so will not trigger the Rights Plan.
One right has been issued with respect to each of the common shares (the “Common Shares”) and the class A preferred shares (the “Preferred Shares”, and together with the Common Shares, the “Voting Shares”) of the Company issued and outstanding as of February 19, 2010. These rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 15% or more of the outstanding common shares or of the outstanding Voting Shares without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of the Worldcolor’s board of directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase Common Shares at a 50 percent discount to the market price at the time.
Under the Rights Plan, a Permitted Bid is a bid made to all holders of the Voting Shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50 percent of the outstanding Voting Shares(other than those owned by the offeror and certain related parties) have been tendered, then the offeror may take up and pay for the Voting Shares provided that it extends the bid for a further 10 days to allow other shareholders to tender.

For immediate release	Page 2 of 3
The Toronto Stock Exchange has deferred its decision to consent to the Rights Plan until such time as shareholders have ratified the Rights Plan. The Rights Plan provides that it is subject to confirmation by the shareholders of Worldcolor at a meeting to be held within six months. A material change report and a complete copy of the Rights Plan will be filed on SEDAR and EDGAR.
Forward-looking statements
To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements relate to, among other things, prospects of the Company’s (the “Company”) industry and its objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, and can generally be identified by the use of words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The Company has based these forward-looking statements on its current expectations about future events. Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after the forward-looking statements are made.
Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct, and forward-looking statements inherently involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements.
Important factors and assumptions as well as the Company’s ability to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations are detailed from time to time in the Company’s filings with the U. S. Securities and Exchange Commission (“SEC”) and the securities regulatory authorities in Canada, available at www.sec.gov and www.sedar.com (copies of which are available on www.worldcolor.com). The Company cautions that any such list of important factors that could affect future results is not exhaustive. Investors and others should carefully consider the factors detailed from time to time in the Company’s filings with the SEC and the securities regulatory authorities in Canada and other uncertainties and potential events when relying on its forward-looking statements to make decisions with respect to the Company.
Unless mentioned otherwise, the forward-looking statements in this press release reflect the Company’s expectations as of February 19, 2010, being the date at which they have been approved, and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements,

For immediate release	Page 3 of 3
whether as a result of new information, future events or otherwise, unless required by applicable securities laws.
About Worldcolor
Worldcolor is an industry leader in providing high-value and comprehensive print, digital and related services to retailers, catalogers, publishers, branded-goods companies and other businesses worldwide. Founded in 1903, Worldcolor’s products include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics and mail list technologies. During its century-long existence, Worldcolor has had a rich tradition of leadership and excellence. Its team of approximately 18,000 employees is focused on helping clients meet their needs from facilities located in the U.S., Canada, Argentina, Brazil, Chile, Colombia, Mexico and Peru. More information about Worldcolor can be found on its Web site at www.worldcolor.com
For further information contact:
Tony Ross
Vice President, Communications
Worldcolor
514-877-5317
800-567-7070
Roland Ribotti
Vice President, Corporate Finance and Treasurer
Worldcolor
514-877-5143
800-567-7070